Wonder what is going on in the market?

Why wonder when
you can KNOW!

Click on the link below for a brief review of the events that shaped the second quarter of 2008 and how
The Flex-funds® performed.

http://meederfinancial.fugent.com/vpvm/?415CFF92-377A-4E0F-91B9-CF930EDA4D0C

For more information, including to request a Prospectus, call Shareholder Services at 800.325.3539.

The Flex-funds® Money Market Fund continues to be a top yielding Money Market Fund*!

2.17%**

7-Day
Simple Yield
as of 7.28.08

2.19%**

7-Day
Compound Yield
as of 7.28.08

* According to iMoneyNet.com

** The performance data quoted represents past performance. Past performance is not a guarantee of future results. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing.